September 8, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Amplify Energy Corp.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 10, 2017

Response dated August 9, 2017

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Filed August 9, 2017

File No. 1-35364

Ladies and Gentlemen:

Set forth below are the responses of Amplify Energy Corp., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2017 with respect to the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2017, File No. 1-35364, initially filed with the Commission on August 9, 2017 (the “Form 10-Q”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to the Form 10-Q, unless otherwise indicated.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 35

Factors Affecting the Comparability of the Results, page 35

1.

We note you provide tables on pages 36 and 37 in which you combine successor and predecessor periods into a combined three and six month period ended June 30, 2017. Your discussion that follows is based on a comparison of these combined periods with three and six month predecessor periods ended June 30, 2016. Please be advised that it is not appropriate to combine the results for purposes of MD&A discussion or otherwise as the financial statements have not been prepared on a consistent basis and therefore are not comparable. Revise to include a discussion and analysis of the historical results of each statement of operations period presented pursuant to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to revise its disclosure in future filings to separate the discussion and analysis of the historical results of each statement of operations period presented. For illustrative purposes, the Company has provided to the Staff in Annex A hereto the proposed revised disclosure (additions from the Form 10-Q disclosure are shown in underline, and deletions are shown as strike-through text).

*        *        *         *        *

2

Please direct any questions with respect to the foregoing or any requests for additional supplemental information, to Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786.

Very truly yours,

AMPLIFY ENERGY CORP.

By:	/s/ Robert L. Stillwell, Jr.
Name:	Robert L. Stillwell, Jr.
Title:	Senior Vice President and Chief Financial Officer

cc:	Wei Lu, Securities and Exchange Commission

Jennifer O’Brien, Securities and Exchange Commission

Eric M. Willis, Amplify Energy Corp.

Matthew R. Pacey, Kirkland & Ellis LLP

3

Annex A

[See attached.]

Results of Operations

~~Factors Affecting the Comparability of the Results~~

~~Amplify Energy is the successor reporting company of MEMP pursuant to Rule 15d-5 of the Exchange Act; however, the impact to the comparability of our results is generally limited to those areas associated with the basis in and accounting for our oil and gas properties (specifically DD&A and impairments), exploration expense, and income taxes (due to the change from a limited partnership to a corporation that occurred in connection with our emergence from bankruptcy). Accordingly, we believe that describing certain year-over-year variances and trends in our production, revenue and expenses for the~~The results of operations for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017, for the period from January 1, 2017 through May 4, 2017 and for the three and six months ended June 30, ~~2017 and~~ 2016 ~~without regard to the concept of Successor and Predecessor (i.e. on a combined basis) facilitates a meaningful analysis of our results of operations. The results of operations~~ have been derived from our consolidated financial statements.

The following table summarizes certain of the results of operations ~~and period-to-period comparisons~~ for the periods indicated (in thousands).

	Successor	~~Predecessor~~				Predecessor
	Period from May 5, 2017 through June 30, 2017	Period from April 1, 2017 through May 4, 2017	~~Combined Three Months Ended June 30, 2017~~			Three Months Ended June 30, 2016
	(In thousands)
Oil and natural gas sales	$42,228	$27,686	~~$~~	~~69,914~~		$67,780
Lease operating expense	18,842	9,582		~~28,424~~		29,354
Gathering, processing and transportation	4,114	2,737		~~6,851~~		8,823
Taxes other than income	1,933	921		~~2,854~~		3,485
Depreciation, depletion and amortization	8,351	9,835		~~18,186~~		44,413
Impairment of proved oil and natural gas properties	—	—		~~—~~		—
General and administrative expense	7,382	8,236		~~15,618~~		15,246
Accretion of asset retirement obligations	1,027	912		~~1,939~~		2,712
(Gain) loss on commodity derivative instruments	(1,915)	(12,835)		~~(14,750~~	)	124,580
(Gain) loss on sale of properties	—	—		~~—~~		(3,539)
Interest expense, net	(3,797)	(1,843)		~~(5,640~~	)	(32,143)
Gain on extinguishment of debt	—	—		~~—~~		41,664
Reorganization items, net	(349)	(81,121)		~~(81,470~~	)	—
Income tax benefit (expense)	592	—		~~592~~		(100)
Net income (loss)	(906)	(74,578)		~~(75,484~~	)	(147,550)

Oil and natural gas revenue:
Oil sales	$22,070	$14,466	~~$~~	~~36,536~~		$36,973
NGL sales	4,112	3,495		~~7,607~~		7,928
Natural gas sales	16,046	9,725		~~25,771~~		22,879

Total oil and natural gas revenue	$42,228	$27,686	~~$~~	~~69,914~~		$67,780

Production volumes:
Oil (MBbls)	525	315		~~840~~		954
NGLs (MBbls)	219	160		~~379~~		590
Natural gas (MMcf)	5,092	3,173		~~8,265~~		11,799

Total (MMcfe)	9,576	6,025		~~15,601~~		21,063

Average net production (MMcfe/d)	168.0	177.2		~~171.4~~		231.5

Average sales price:
Oil (per Bbl)	$41.93	$45.81	~~$~~	~~43.38~~		$38.73
NGL (per Bbl)	18.60	21.90		~~19.98~~		13.45
Natural gas (per Mcf)	3.15	3.06		~~3.12~~		1.94

Total (per Mcfe)	$4.41	$4.59	~~$~~	~~4.48~~		$3.22

Average unit costs per Mcfe:
Lease operating expense	$1.97	$1.59	~~$~~	~~1.82~~		$1.39
Gathering, processing and transportation	0.43	0.45		~~0.44~~		0.42
Taxes other than income	0.20	0.15		~~0.18~~		0.17
General and administrative expenses	0.77	1.37		~~1.00~~		0.72
Depletion, depreciation and amortization	0.87	1.63		~~1.17~~		2.11

	Successor	~~Predecessor~~				Predecessor
	Period from May 5, 2017 through June 30, 2017	Period from January 1, 2017 through May 4, 2017	~~Combined Six Months Ended June 30, 2017~~			Six Months Ended June 30, 2016
	(In thousands)
Oil and natural gas sales	$42,228	$108,970	~~$~~	~~151,198~~		$128,403
Lease operating expense	18,842	35,568		~~54,410~~		65,050
Gathering, processing and transportation	4,114	10,772		~~14,886~~		18,032
Taxes other than income	1,933	5,187		~~7,120~~		7,493
Depreciation, depletion and amortization	8,351	37,717		~~46,068~~		88,842
Impairment of proved oil and natural gas properties	—	—		~~—~~		8,342
General and administrative expense	7,382	31,606		~~38,988~~		28,770
Accretion of asset retirement obligations	1,027	3,407		~~4,434~~		5,419
(Gain) loss on commodity derivative instruments	(1,915)	(23,076)		~~(24,991~~	)	72,835
(Gain) loss on sale of properties	—	—		~~—~~		(3,635)
Interest expense, net	(3,797)	(10,243)		~~(14,040~~	)	(64,695)
Gain on extinguishment of debt	—	—		~~—~~		41,664
Reorganization items, net	(349)	(88,774)		~~(89,123~~	)	—
Income tax benefit (expense)	592	91		~~683~~		(196)
Net income (loss)	(906)	(90,955)		~~(91,861~~	)	(185,647)

Oil and natural gas revenue:
Oil sales	$22,070	$55,767	~~$~~	~~77,837~~		$66,750
NGL sales	4,112	14,103		~~18,215~~		15,183
Natural gas sales	16,046	39,100		~~55,146~~		46,470

Total oil and natural gas revenue	$42,228	$108,970	~~$~~	~~151,198~~		$128,403

Production volumes:
Oil (MBbls)	525	1,204		~~1,729~~		2,022
NGLs (MBbls)	219	616		~~835~~		1,253
Natural gas (MMcf)	5,092	12,411		~~17,503~~		23,552

Total (MMcfe)	9,576	23,336		~~32,912~~		43,201

Average net production (MMcfe/d)	168.0	188.2		~~181.8~~		237.4

Average sales price:
Oil (per Bbl)	$41.93	$46.28	~~$~~	~~44.96~~		$33.01
NGL (per Bbl)	18.60	22.90		~~21.76~~		12.12
Natural gas (per Mcf)	3.15	3.15		~~3.15~~		1.97

Total (per Mcfe)	$4.41	$4.67	~~$~~	~~4.59~~		$2.97

Average unit costs per Mcfe:
Lease operating expense	$1.97	$1.52	~~$~~	~~1.65~~		$1.51
Gathering, processing and transportation	0.43	0.46		~~0.45~~		0.42
Taxes other than income	0.20	0.22		~~0.22~~		0.17
General and administrative expenses	0.77	1.35		~~1.18~~		0.67
Depletion, depreciation and amortization	0.87	1.62		~~1.40~~		2.06

~~Three Months Ended June 30, 2017 Compared to the Three Months Ended June 30, 2016~~

For the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the Three Months Ended June 30, 2016

A net loss of $~~75.5 million was recorded during 2017 compared to a net loss of $147.6 million recorded during~~0.9 million, $74.6 million and $147.6 million was recorded for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively.

•	Oil, natural gas and NGL revenues ~~for 2017 totaled $69.9 million, an increase of $2.1 million compared with~~were $42.2 million, $27.7 million and $67.8 million for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. Production ~~decreased 5.5 Bcfe (approximately 26%)~~volumes were approximately 168.0 MMcfe/d, 177.2 MMcfe/d and 231.5 MMcfe/d for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The change in oil, natural gas and NGL volumes was primarily from decreased drilling activities and divestitures. The average realized sales price ~~increased $1.26 per Mcfe for 2017 compared to 2016~~was $4.41 per Mcfe, $4.59 per Mcfe and $3.22 per Mcfe for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The increase was primarily due to increases in realized prices for oil, natural gas and NGLs. ~~The unfavorable volume and favorable pricing variance resulted in an approximate $17.6 million decrease in revenues offset by an approximate $19.7 million increase in revenues, respectively.~~

•	Lease operating expenses were $~~28.4~~18.8 million ~~for 2017 compared to~~, $9.6 million and $29.4 million ~~during 2016. Reductions~~for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The change in lease operating expenses ~~were~~was primarily a result of the Permian Divestiture and Rockies Divestiture. On a per Mcfe basis, lease operating expenses were $~~1.82 for 2017 compared to $1.39 for~~1.97, $1.59 and $1.39 for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The ~~increase~~change in lease operating expense on a per Mcfe basis was due to lower production ~~in 2017 compared to 2016~~.

•	Taxes other than income ~~for 2017 totaled $2.9 million, a decrease of $0.6 million compared with 2016~~ were $1.9 million, $0.9 million and $3.5 million for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The change in taxes other than income was primarily ~~due~~related to the Permian Divestiture and Rockies Divestiture. On a per Mcfe basis, taxes other than income were $~~0.18 for 2017 compared to $0.17 for~~0.20, $0.15 and $0.17 for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively.

•	DD&A expense ~~for 2017~~ was $~~18.2~~8.4 million ~~compared to~~, $9.8 million and $44.4 million ~~during 2016, a $26.2 million decrease. The decrease~~for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The change in DD&A expense was primarily due to lower rates as a result of the impairment taken in the fourth quarter of 2016, the application of fresh start accounting and a decrease in production volumes. ~~Decreased production volumes caused DD&A expense to decrease by approximately $11.5 million and the change in the DD&A rate between periods caused DD&A expense to decrease by approximately $14.7 million.~~

•	General and administrative ~~expenses for 2017 were $15.6 million and included $3.1 million of non-cash share/unit-based compensation expense. General and administrative expenses during 2016 totaled $15.2 million and included~~expense was $7.4 million, $8.2 million and $15.2 million for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. Non-cash share/unit based compensation expense was approximately $0.5 million, $2.5 million and $2.7 million ~~of non-cash unit-based compensation expense~~for the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively.

•	Net gains on commodity derivative instruments of $~~14.8~~1.9 million were recognized for the period from May 5, 2017 through June 30, 2017, consisting of $~~13.4~~8.3 million of cash settlement receipts on expired positions and a $~~1.4~~6.4 million decrease in the fair value of open positions. Net gains on commodity derivative instruments of $12.8 million were recognized for the period from April 1, 2017 through May 4, 2017, consisting of $5.0 million of cash settlement receipts on expired positions and a $7.8 million increase in the fair value of open positions. Net losses on commodity derivative instruments of $124.6 million were recognized ~~during~~for the three months ended June 30, 2016, consisting of $67.6 million of cash settlement receipts on expired positions and $39.3 million in cash settlements received on terminated derivatives. These receipts were offset by a $231.5 million decrease in the fair value of open positions.

Given the volatility of commodity prices, it is not possible to predict future reported mark-to-market net gains or losses and the actual net gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If commodity prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower oil, natural gas and NGL prices. However, if commodity prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher oil, natural gas and NGL prices and will, in this context, be viewed as having resulted in an opportunity cost.

•	Interest expense, net ~~totaled $5.6~~was $3.8 million ~~for 2017 compared to~~, $1.8 million and $32.1 million for ~~2016, a decrease of $26.5 million. The decrease~~the period from May 5, 2017 through June 30, 2017, for the period from April 1, 2017 through May 4, 2017 and for the three months ended June 30, 2016, respectively. The change in interest expense ~~is~~was primarily due to the Company not recording interest expense on the Notes for the period from the Petition Date through the Effective Date. ~~In~~For the three months ended June 30, 2016, we recorded $21.6 million of interest expense related to the Notes, and no interest expense related to the Notes was recognized for the period from May 5, 2017 through June 30, 2017 and for the period April 1, 2017 through May 4, 2017. Additionally, the Company recognized losses on interest rate swaps of $1.8 million ~~during 2016 with no comparable~~for the three months ended June 30, 2016, and no expenses were recognized ~~in~~for the period from May 5, 2017 through June 30, 2017 and for the period April 1, 2017 through May 4, 2017 due to the termination of the interest rate swaps in the fourth quarter of 2016. The Company recognized $0.3 million in amortization of deferred financing cost for the period from May 5, 2017 ~~compared to~~through June 30, 2017 and $1.9 million in amortization of ~~debt issuance costs~~deferred financing cost and accretion of net discount for ~~2016~~the three months ended June 30, 2016. No expense was recorded for the period of April 1, 2017 through May 4, 2017 as the unamortized amount of deferred financing cost and accretion of net discount were written off in the fourth quarter of 2016. See Note 2 and Note 3 of the Notes to Unaudited Condensed Consolidated Financial Statements under “Item 1. Financial Statements” of this quarterly report for additional information.

Average outstanding borrowings under our Predecessor’s revolving credit facility were $454.1 million and $768.1 million for the period from April 1, 2017 through May 4, 2017 ~~compared to $768.1 million during~~and for the three months ended June 30, 2016, respectively. Average outstanding borrowings under our Exit Credit Facility were $424.7 million for the period from May 5, 2017 through June 30, 2017. We had an average of $1.1 billion aggregate principal amount of the Notes issued and outstanding for the period from April 1, 2017 through May 4, 2017. The Notes were cancelled on the Effective Date. We had an average of $1.2 billion aggregate principal amount of the Notes issued and outstanding ~~during~~for the three months ended June 30, 2016.

•	The Company has incurred significant costs associated with the reorganization. Reorganization items, net represents costs and income directly associated with the Chapter 11 proceedings since the Petition Date, such as the gain on settlement of liabilities subject to compromise, fresh start valuation adjustments~~,~~ and professional fees~~, issuance of common stock and warrants and settlement with Predecessor common unitholders, and recognition of contribution from management~~. The Company incurred $~~81.5~~0.3 million and $81.1 million of reorganization items, net ~~during 2017~~for the period from May 5, 2017 through June 30, 2017 and for the period from April 1, 2017 through May 4, 2017, respectively. See Note 3 of the Notes to Unaudited Condensed Consolidated Financial Statements under “Item 1. Financial Statements” of this quarterly report for additional information.

•	We recognized a gain on extinguishment of debt of approximately $41.7 million ~~during~~for the three months ended June 30, 2016 related to the repurchase of certain of the 2021 Senior Notes and 2022 Senior Notes.

~~Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016~~

For the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the Six Months Ended June 30, 2016

A net loss of $~~91.9 million was recorded during 2017 compared to a net loss of $185.6 million recorded during~~0.9 million, $91.0 million and $185.6 million was recorded for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively.

•	Oil, natural gas and NGL revenues ~~for 2017 totaled $151.2 million, an increase of $22.8 million compared with~~were $42.2 million, $109.0 million and $128.4 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Production ~~decreased 10.3 Bcfe (approximately 24%)~~volumes were approximately 168.0 MMcfe/d, 188.2 MMcfe/d and 237.4 MMcfe/d for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The change in oil, natural gas and NGL volumes was primarily from decreased drilling activities and divestitures. The average realized sales price ~~increased $1.62 per Mcfe~~was $4.41 per Mcfe, $4.67 per Mcfe and $2.97 per Mcfe for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The increase was primarily due to increases in realized prices for oil, natural gas and NGLs. ~~The unfavorable volume and favorable pricing variance resulted in an approximate $30.6 million decrease in revenues partially offset by an approximate $53.4 million increase in revenues, respectively.~~

•	Lease operating expenses were $~~54.4~~18.8 million ~~for 2017~~, $35.6 million and $65.1 million for ~~during 2016. Reductions~~the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The change in lease operating expenses ~~were~~was the result of decreased workover activity and the Permian Divestiture and Rockies Divestiture. On a per Mcfe basis, lease operating expenses were $~~1.65 for 2017 compared to $1.51 for~~1.97, $1.52 and $1.51 for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The ~~increase~~change in lease operating expenses on a per Mcfe basis was primarily related to lower production ~~in 2017 compared to 2016~~.

•	Taxes other than income ~~for 2017 totaled $7.1 million, a decrease of $0.4 million compared with 2016~~were $1.9 million, $5.2 million and $7.5 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The change in taxes other than income was primarily ~~due~~related to the Permian Divestiture and Rockies Divestiture. On a per Mcfe basis, taxes other than income ~~increased to $0.22 for 2017 compared to $0.17 for 2016~~were $0.20, $0.22 and $0.17 for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The change in taxes other than income on a per Mcfe basis was due to an increase in commodity prices.

•	DD&A expense ~~for 2017~~ was $~~46.1~~8.4 million ~~compared to~~, $37.7 million and $88.8 million ~~during 2016, a $42.8 million decrease. The decrease~~for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The change in DD&A expense was primarily due to lower rates as a result of the impairments taken in the fourth quarter of 2016, the application of fresh start accounting and a decrease in production volumes. ~~Decreased production volumes caused DD&A expense to decrease by approximately $21.2 million and the change in the DD&A rate between periods caused DD&A expense to decrease by approximately $21.6 million.~~

•	No impairments were recognized ~~during~~for the period from May 5, 2017 through June 30, 2017 and for the period from January 1, 2017 through May 4, 2017. We recognized $8.3 million of impairments ~~during~~for the six months ended June 30, 2016 related to certain properties in East Texas. The estimated future cash flows expected from these properties were compared to their carrying values and determined to be unrecoverable primarily due to a downward revision of estimated proved reserves as a result of significant declines in commodity prices.

•	General and administrative ~~expenses for 2017 were $39.0 million and included $4.2 million of~~expense was $7.4 million, $31.6 million and $28.8 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Non-cash share/~~unit-based~~unit based compensation expense ~~and~~was approximately $0.5 million, $3.7 million and $5.3 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The Company recorded $7.5 million in pre-petition restructuring-related costs primarily for advisory and professional fees~~. General and administrative expenses during 2016 totaled $28.8 million and included approximately $5.3 million of non-cash unit-based compensation expense.~~ for the period from January 1, 2017 through May 4, 2017.

•	Net gains on commodity derivative instruments of $~~25.0~~1.9 million were recognized for the period from May 5, 2017 through June 30, 2017, consisting of $~~24.2~~8.3 million of cash settlement receipts on expired positions and were partially offset by a $6.4 million decrease in the fair value of open positions. Net gains on commodity derivative instruments of $23.1 million were recognized for the period from January 1, 2017 through May 4, 2017, consisting of $15.9 million of cash settlement receipts on expired positions and $94.1 million of cash settlement receipts on terminated derivatives. These receipts were partially offset by a $~~93.3~~87.0 million decrease in the fair value of open positions. Net losses on commodity derivative instruments of $72.8 million were recognized ~~during~~for the six months ended June 30, 2016, consisting of $147.9 million of cash settlement receipts on expired positions and $39.3 million in cash settlements received on terminated derivatives. These receipts were offset by a $260.0 million decrease in the fair value of open positions.

•	Interest expense, net ~~totaled $14.0~~was $3.8 million ~~for 2017 compared to~~, $10.2 million and $64.7 million ~~during 2016, a decrease of $50.7 million. The decrease~~for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. The change in interest expense ~~is~~was primarily due to the Company not recording interest expense on the Notes for the period from the Petition Date through the Effective Date. The Company recorded $3.5 million in interest expense related to the Notes ~~compared to~~for the period from January 1, 2017 through May 4, 2017 and $43.5 million for ~~2016~~the six months ended June 30, 2016. No interest expense related to the Notes was recorded for the period from May 5, 2017 through June 30, 2017. Additionally, the Company recognized losses on interest rate swaps of $5.5 million ~~during 2016 with no comparable~~for the six months ended June 30, 2016, and no expenses were recognized ~~in~~for the period from May 5, 2017 through June 30, 2017 and for the period from January 1, 2017 through May 4, 2017 due to the termination of the interest rate swaps during the fourth quarter of 2016. The Company recognized $0.3 million in amortization of deferred financing ~~costs for~~cost for the period from May 5, 2017 through June 30, 2017 and $3.8 million in amortization of ~~debt issuance costs~~deferred financing cost and accretion of net discount ~~and write-off of deferring financing costs for 2016~~for the six months ended June 30, 2016. No expense was recorded for the period from January 1, 2017 through May 4, 2017 as the unamortized amount of deferred financing cost and accretion of net discount were written off in the fourth quarter of 2016. See Note 3 of the Notes to Unaudited Condensed Consolidated Financial Statements under “Item 1. Financial Statements” of this quarterly report for additional information.

Average outstanding borrowings under our Predecessor’s revolving credit facility were $460.2 million and $791.4 million for the period from January 1, 2017 through May 4, 2017 ~~compared to $791.4 million during~~and for the six months ended June 30, 2016, respectively. Average outstanding borrowings under our Exit Credit Facility were $424.7 million for the period from May 5, 2017 through June 30, 2017. We had an average of $1.1 billion aggregate principal amount of the Notes issued and outstanding for the period from January 1, 2017 through May 4, 2017. The Notes were cancelled on the Effective Date. We had an average of $1.2 billion aggregate principal amount of the Notes issued and outstanding ~~during~~for the six months ended June 30, 2016.

•	The Company has incurred significant costs associated with the reorganization. Reorganization items, net represents costs and income directly associated with the Chapter 11 proceedings since the Petition Date, such as the gain on settlement of liabilities subject to compromise, fresh start valuation adjustments~~, issuance of common stock and warrants and settlement with Predecessor common unitholders, and recognition of contribution from management~~ and professional fees. The Company incurred $~~89.1~~0.3 million and $88.8 million of reorganization items, net ~~during 2017~~for the period from May 5, 2017 through June 30, 2017 and for the period from January 1, 2017 through May 4, 2017, respectively. See Note 2 and Note 3 of the Notes to Unaudited Condensed Consolidated Financial Statements under “Item 1. Financial Statements” of this quarterly report for additional information.

•	We recognized a gain on extinguishment of debt of approximately $41.7 million ~~during~~for the six months ended June 30, 2016 related to the repurchase of certain of the 2021 Senior Notes and 2022 Senior Notes.

Liquidity and Capital Resources

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated. The cash flows for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016 have been derived from our consolidated financial statements. For information regarding the individual components of our cash flow amounts, see the unaudited condensed statements of consolidated cash flows included under “Item 1. Financial Statements” of this quarterly report.

	Successor	Predecessor
	Period from May 5, 2017 through June 30, 2017	Period from January 1, 2017 through May 4, 2017	Six Months Ended June 30, 2016
	(In thousands)
Net cash provided by operating activities	$20,544	$117,937	$155,972
Net cash used in investing activities	(9,639)	(6,496)	(10,142)
Net cash used in financing activities	(20,094)	(106,674)	(146,429)

Operating Activities. Key drivers of net operating cash flows are commodity prices, production volumes and operating costs. Net cash provided by operating activities was $20.5 million, $117.9 million ~~for the period from January 1, 2017 through May 4, 2017 and $20.5~~and $156.0 million for the period from May 5, 2017 through June 30, 2017 ~~compared to $156.0 million for the six months ended June 30, 2016. Production decreased 10.3 Bcfe (approximately 24%) and average realized sales price increased $1.62 per Mcfe period over period. During 2017, oil, natural gas and NGL revenues were $151.2 million, an increase of $22.8 million compared to 2016. Lease operating expenses were $54.4 million, a decrease of $10.6 million compared to 2016. Gathering, processing and transportation decreased to $14.9 million in 2017 from $18.0 million during 2016. Cash paid for interest for the period from January 1, 2017 through May 4, 2017 was $6.6 million and for the period from May 5, 2017 through June 30, 2017 was $1.8 million compared to $57.6 million for the six months ended June 30, 2016. Cash paid for reorganization items, net for the period from January 1, 2017 through May 4, 2017 was $12.0 million and for the period from May 5, 2017 through June 30, 2017 was $0.4 million with no comparable cost in 2016. Cash settlements received on expired commodity derivatives for the period from January 1, 2017 through May 4, 2017 were $15.9 million and for the period from May 5, 2017 through June 30, 2017 were $8.3 million compared to $146.8 million for the six months ended June 30, 2016. Cash settlements on terminated derivatives were $94.1~~, for the period from January 1, 2017 through May 4, 2017 and ~~we did not have any cash settlement on terminated derivatives~~ for the six months ended June 30, 2016, respectively. Production volumes were approximately 168.0 MMcfe/d, 188.2 MMcfe/d and 237.4 MMcfe/d for the period from May 5, 2017 through June 30, 2017 ~~compared to $39.3 million~~, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016~~.~~, respectively. The average realized sales price was $4.41 per Mcfe, $4.67 per Mcfe, and $2.97 per Mcfe for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Oil, natural gas and NGL revenues were $42.2 million, $109.0 million and $128.4 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Lease operating expenses were $18.8 million, $35.6 million and $65.1 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Gathering, processing and transportation was $4.1 million, $10.8 million and $18.0 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively.

Cash paid for interest was $1.8 million, $6.6 million and $57.6 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Cash paid for reorganization items, net was $0.4 million and $12.0 million for the period from May 5, 2017 through June 30, 2017 and for the period from January 1, 2017 through May 4, 2017, respectively. No cash was paid for reorganization items, net for the six months ended June 30, 2016. Cash settlements received on expired commodity derivatives for the period was $8.3 million, $15.9 million and $146.8 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. Cash settlements on terminated derivatives were $94.1 million and $39.3 million for the period from January 1, 2017 through May 4, 2017 and for the six months ended June 30, 2016, respectively. We did not have any cash settlement on terminated derivatives for the period from May 5, 2017 through June 30, 2017.

Investing Activities. Net cash used in investing activities for the period from May 5, 2017 through June 30, 2017 was $9.6 million, of which $9.5 million was used for additions to oil and natural gas properties. Net cash used in investing activities for the period from January 1, 2017 through May 4, 2017 was $6.5 million, of which $6.2 million was used for additions to oil and natural gas properties. Net cash used in investing activities for the ~~period from May 5, 2017 through June 30, 2017 was $9.6 million, of which $9.5 million was used for additions to oil and natural gas properties. Net cash used in investing activities for the~~ six months ended June 30, 2016 was $10.1 million, of which $36.6 million was used for additions to oil and natural gas properties and $7.3 million was used for additions to other property and equipment. These amounts were partially offset by $37.9 million of proceeds from sale of oil and natural gas properties ~~in~~for the six months ended June 30, 2016. Various restricted investment accounts fund certain long-term contractual and regulatory asset retirement obligations and collateralize certain regulatory bonds associated with our offshore Southern California oil and natural gas properties. Additions to restricted investments were $0.1 million, $0.2 million and $4.2 million for the period from May 5, 2017 through June 30, 2017, for the period from January 1, 2017 through May 4, 2017 and ~~were $0.1 million for the period from May 5, 2017 through June 30, 2017 compared to $4.2 million~~ for the six months ended June 30, 2016, respectively.

Financing Activities. The Company had net repayments of $12.0 million under the Exit Credit Facility and made $8.2 million in payments to the holders of the Notes, $1.3 million in payments to the Predecessor common unitholders and received a $1.5 million contribution from management in accordance with the Plan for the period from May 5, 2017 through June 30, 2017. The Company had net repayments of $81.7 million under the Predecessor’s revolving credit facility, made $16.4 million in payments to the holders of the Notes in accordance with the Plan and paid $8.6 million in deferred financing costs for the period from January 1, 2017 through May 4, 2017. The Company had net repayments of $96.6 million under the Predecessor’s revolving credit facility for the six months ended June 30, 2016. Distributions to partners for the six months ended June 30, 2016 were $10.8 million.

~~During 2016,~~ We repurchased an aggregate principal amount of approximately $84.2 million of the Notes for $40.5 million for the six months ended June 30, 2016.